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                            April 27, 2021

       Harry You
       Chairman of the Board
       dMY Technology Group, Inc. III
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: dMY Technology
Group, Inc. III
                                                            Registration
Statement on Form S-4
                                                            Filed March 30,
2021
                                                            File No. 333-254840

       Dear Mr. You:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4

       What vote is required to approve the proposals presented at the Special Meeting?, page 6

   1. In light of the vote requirement for approval of the proposals, please revise here or elsewhere to discuss
how the voting requirement and the voting and support agreements make it more likely the
business combination will be approved. For example, discuss the percentage of shares
not subject to the voting and support agreements that would be required to approve the
business combination proposal if only a quorum of dMY
                                                        Technology Group, Inc.
III shareholders are present.
 Harry You
FirstName   LastNameHarry   You
dMY Technology     Group, Inc. III
Comapany
April       NamedMY Technology Group, Inc. III
       27, 2021
April 227, 2021 Page 2
Page
FirstName LastName
Summary, page 17

2. We note the redemption feature of the warrants whereby the company may redeem the
         public warrants for Class A ordinary shares based upon the    fair
market value    of the
         Class A ordinary shares. In the summary section, disclose this redemption feature. Revise the risk factor on page 75 to focus on this redemption feature triggered by a trading price of $10.00 (rather than the $18.00 feature) and highlight that (1) the trading price is less than the exercise price of the warrants ($11.50) and (2) may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them.
IonQ Stockholder Support Agreement, page 20

3. We note your disclosure that you entered into a stockholder support agreement with certain IonQ stockholders. Please revise to clarify the aggregate voting power those stockholders hold.
Risk Factors
IonQ systems depend on the use of a particular isotope of an atomic element..., page 52

4. You state that IonQ is currently reliant on a single supplier of isotopically enriched materials and that there are limited suppliers for such resources. Please identify the supplier and provide a description of any agreements with this supplier including termination provisions.
IonQ may rely heavily on future collaborative partners, page 52

5. You state that IonQ has entered into strategic partnerships to develop and commercialize
         IonQ's current and future research and development programs with other companies. To the extent material, please disclose the terms of those agreements for strategic partnerships including obligations of the parties and financial arrangements.
The Business Combination
Terms of the Merger, page 98

6. We note that you determined the equity valuation of IonQ to be $1.275 billion. Given the limited revenues and operating history of IonQ, please provide a more detailed discussion regarding the underlying assumptions and information used in determining this enterprise value.
Certain Projected Financial Information, page 105

7. We note that the disclosed prospective financial information for IonQ, Inc. is a summary of projections provided by IonQ to dMY. Tell us whether any other information was provided to dMY to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.
 Harry You
FirstName   LastNameHarry   You
dMY Technology     Group, Inc. III
Comapany
April       NamedMY Technology Group, Inc. III
       27, 2021
April 327, 2021 Page 3
Page
FirstName LastName

         Regarding the customer warrant disclosed in Note 9. "Warrant Transaction Agreement"
         on page F-21, please advise as to the materiality of the revenue offset if such revenues are reflected in your projections.
Comparative Historical and Unaudited Pro Forma Per Share Data, page 145

8. We note you currently provide the actual closing market prices per share and no pro forma per share data. Please clarify if you intend to provide pro forma information giving effect to the Business Combination, assuming different redemption scenarios. Agreements with the University of Maryland and Duke University
Exclusive License Agreement, page 178

9. We note your disclosure that the terms of the exclusive license agreement with Duke and the University of Maryland include that the company must make commercially reasonable efforts to meet "such other milestones that IonQ may specify in a development plan provided by IonQ to the universities..." Please revise to provide a discussion of the additional milestones the Company has specified in its development plan provided to the universities.
Information About IonQ
Competition, page 180

10. Please revise to provide additional disclosure regarding competition in the trapped ion
         quantum competing space, specifically addressing how "IonQ   s
processor architecture,
         system design and implementation and its strategies to scale" are superior to your competition.
Proposal No. 3 - The Charter Proposal
Reason for the Amendment, page 233

11. Please balance your discussion of the reasons for adopting a classified board structure, removing the ability to act by written consent, exclusive forum provision and requiring the approval of two-thirds of the voting power to make certain amendments to your charter and bylaws with a discussion of the disadvantages to stockholders of these proposals
Note 10. Stock-Based Compensation, page F-22

12. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of
 Harry You
dMY Technology Group, Inc. III
April 27, 2021
Page 4
      the shares of commons stock as determined by the conversion ratio described in the
      Business Combination Agreement. In addition, please include Equity-Based Compensation and Common Stock Valuations within your Critical Accounting
Policies.
Note 6. Stockholders' Equity, page F-44

13. For your public and private placement warrants, please explain how the warrant terms and accounting literature support your balance sheet classification over the reported periods. Please refer to the guidance in ASC 815-40 and the Staff Statement on
      Accounting and Reporting Considerations for Warrants Issued by Special Purpose
      Acquisition Companies on April 12, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameHarry You
                                                           Division of
Corporation Finance
Comapany NamedMY Technology Group, Inc. III
                                                           Office of Technology
April 27, 2021 Page 4
cc:       Adam J. Brenneman
FirstName LastName